UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Sonus Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

May 8, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835916107	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON Galahad Securities Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,462,130 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,462,130 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,462,130
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% of the total shares of Common Stock*
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that Galahad Securities Limited ("GSL"), the holder of these shares, is a direct wholly owned subsidiary of Legatum Capital Limited ("LCL"), and an indirect wholly owned subsidiary of each other Reporting Person.

*
Based on a total of 247,783,540  shares of Common Stock, par value $0.001 per share (the "Stock"), as last reported by the Issuer in the Form 10-Q  filed with the U.S. Securities and Exchange Commission on April 29, 2014.

CUSIP No. 835916107	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON Legatum Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,462,130 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,462,130 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,462,130
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% of the total shares of Common Stock*
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that GSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Based on a total of 247,783,540 shares of Stock, as last reported by the Issuer in the Form 10-Q filed with the U.S. Securities and Exchange Commission on April 29, 2014.

CUSIP No. 835916107	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON Legatum Global Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,462,130 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,462,130 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,462,130
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% of the total shares of Common Stock*
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that GSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Based on a total of 247,783,540 shares of Stock, as last reported by the Issuer in the Form 10-Q filed with the U.S. Securities and Exchange Commission on April 29, 2014.

CUSIP No. 835916107	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON Senate Limited, acting on behalf of that certain trust formed under the law of the Cayman Islands as of 1 July 1996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,462,130 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,462,130 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,462,130
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% of the total shares of Common Stock*
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that GSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Based on a total of 247,783,540 shares of Stock, as last reported by the Issuer in the Form 10-Q filed with the U.S. Securities and Exchange Commission on April 29, 2014.

Item 1.

	(a)	Name of Issuer:

Sonus Networks, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4 Technology Park Drive Westford, MA 01886

Item 2.

	(a)	Name of Person Filing:

(i) Galahad Securities Limited ("GSL")

(ii) Legatum Capital Limited ("LCL")

(iii) Legatum Global Holdings Limited

(iv) Senate Limited, acting on behalf of that certain trust formed under the laws of the Cayman Islands as of 1 July 1996

Each of the entities (i) through (iv) above is a "Reporting Person" and collectively, the "Reporting Persons."

	(b)	Address of Principal Business Office, or if none, Residence:

For each of Reporting Persons (i)-(iv): Level 3, Legatum Plaza, PO Box 506625, DIFC, Dubai, UAE

	(c)	Citizenship:

For each of Reporting Persons (i)-(iii): British Virgin Islands For Reporting Person (iv): The Cayman Islands

	(d)	Title of Class of Securities:

Common Stock, par value of $0.001 per share ("Stock")

	(e)	CUSIP Number:

835916107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[ ] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	[ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	[ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	[ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 18,462,130

	(b)	Percent of class: 7.5% *

(c)
Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 18,462,130 (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 18,462,130 (1)

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)
Shared with the other Reporting Persons solely by virtue of the fact that GSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Based on a total of 247,783,540 shares of Stock, as last reported by the Issuer in the Form 10-Q filed with the U.S. Securities and Exchange Commission on April 29, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014	GALAHAD SECURITIES LIMITED

	By:	/s/ Mark Stoleson
Mark Stoleson
Director

Dated: May 8, 2014	LEGATUM CAPITAL LIMITED

	By:	/s/ Mark Stoleson
Mark Stoleson
Director

Dated: May 8, 2014	LEGATUM GLOBAL HOLDINGS LIMITED

	By:	/s/ Mark Stoleson
Mark Stoleson
Director

Dated: May 8, 2014	SENATE LIMITED, ACTING ON BEHALF OF THAT CERTAIN TRUST FORMED UNDER THE LAWS OF THE CAYMAN ISLANDS AS OF 1 JULY 1996

	By:	/s/ Mark Stoleson
Mark Stoleson
Director